FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Sells Czech Activities to Rewe Group

BRUSSELS, Belgium - November 13, 2006 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has reached a binding agreement to sell Delvita, its Czech business, to the German retail group Rewe, which operates Billa supermarkets and Penny Market discount stores in the Czech Republic, for EUR 100 million, subject to contractual adjustments. On November 9, at the occasion of its third quarter results announcement, the Group had announced that it would pursue the sale of its Czech activities.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, said: “Some days ago, we announced that we had taken the difficult decision to sell our Czech activities after careful evaluation of their contribution to our portfolio and their future requirements. Today, we are satisfied to announce that we have reached an agreement with Rewe, as we believe the combination of Delvita and Billa will result in a strong competitor in the competitive Czech market and create continuity and opportunities for our people in the new organization. I want to thank all our Czech colleagues for their dedication and wish them all the best for future success in their new corporate environment.”

Delhaize Group entered the Czechoslovakian market in 1991 through the newly-founded subsidiary Delvita. In 2005, Delvita sold its Slovakian stores to Rewe. At the end of September 2006, Delvita’s sales network included 95 stores. In 2005, Delvita recorded sales of EUR 282.2 million and an operating loss of EUR 1.5 million. At the end of 2005, Delvita employed approximately 3,800 associates.

The agreement foresees that all contractual employees of Delvita continue under Rewe ownership. Closing of the transaction is subject to the customary conditions, including approval by the appropriate competition authorities.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of September 2006, Delhaize Group’s sales network consisted of 2,676 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, Czech, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Contacts:

Hans Michiels: + 32 2 412 83 30

Geoffroy d’Oultremont: + 32 2 412 83 21

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: November 14, 2006	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President